

March 8, 2012

<u>Via E-Mail</u>
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

> **Re: Texaplex Properties, LLC**
> **Amendment 7 to Offering Statement on Form 1-A**
> **Filed March 6, 2012**
> **File No. 024-10302**

Dear Mr. Addivinola:

Our preliminary review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note the following:

1. We note your financial statement for your fiscal year end December 31, 2011 has been removed.

2. We note that in your letter to us dated February 13, 2012, you stated you had received notice from the Massachusetts Securities Division requesting your financial statements be audited. This appears to be inconsistent with your letter to us dated March 2, 2012 in which you state the December 31, 2010 balance was reviewed and modified.

3. We note the February 29, 2012 balance sheet and accompanying notes provided are on the letterhead of a certified public accounting firm. Please tell us who prepared the balance sheet and accompanying notes and if the accounting firm performed attest services for any of your financial statements.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director